Putnam Investments
One Post Office Square
Boston, MA 02109
April 25, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Post-Effective Amendment No. 59 to the Registration Statement on Form
N-1A (File No. 811-05346) (the “Registration Statement”) of Putnam Variable Trust (the
“Registrant”), filed with the Securities and Exchange Commission (the “Commission”)
on February 26, 2018 (the “485(a) Amendment”), with respect to its series, Putnam VT
Mortgage Securities Fund (formerly Putnam VT American Government Income Fund),
Putnam VT Multi-Asset Absolute Return Fund (formerly Putnam VT Absolute Return
500 Fund), Putnam VT Sustainable Future Fund (formerly Putnam VT Multi-Cap Value
Fund), and Putnam VT Sustainable Leaders Fund (formerly Putnam VT Multi-Cap
Growth Fund) (each, a “Fund” and collectively, the “Funds”).

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and to James Forbes of Ropes & Gray LLP, counsel to the Fund, on behalf of the Staff of the Commission (the “Commission Staff”) on April 13, 2018 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective Amendment No. 60 to the Registration Statement (the “485(b) Amendment”), filed with the Commission on or around the date hereof. References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

General Comments

1. Comment: The Registration Statement must be finalized with all brackets removed and all material information provided.

Response: The Registrant confirms that it will revise the Registration Statement to remove all brackets and provide all material information.

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Putnam VT Mortgage Securities Fund

Fund summary

2. Comment: The Commission Staff observes that the footnote to the table describing the fees and expenses Fund shareholders may pay references Putnam Investment Management, LLC’s (“Putnam Management”) contractual obligation to limit certain fund expenses. Please confirm supplementally whether Putnam Management is permitted to recoup any of the fees or expenses limited pursuant to this arrangement.

Response: The Registrant confirms that Putnam Management is not permitted to recoup any of the fees waived or expenses reimbursed pursuant to its contractual obligation to limit certain fund expenses.

3. Comment: The Commission Staff notes that the Fund has a policy to invest “at least 80% of the Fund’s net assets in mortgage, mortgage-related fixed income securities and related derivatives (i.e., derivatives used to acquire exposure to, or whose underlying securities are, mortgages or mortgage-related securities).” Please confirm supplementally that any “related derivatives” counted towards the Fund’s 80% investment policy have economic characteristics similar to the mortgage and mortgage-related fixed income securities described in the policy. In addition, please confirm that all derivatives are valued on a marked-to-market basis when counted towards the Fund’s 80% investment policy.

Response: The Registrant confirms that, for purposes of measuring the Fund’s compliance with its 80% investment policy, the Registrant would consider only derivatives that have economic characteristics similar to mortgage and mortgage-related fixed income securities. Separately, the Registrant confirms it would consider the notional value of a derivative to be a more appropriate measure of the Registrant’s investment exposure than the market value of such derivative only in extraordinary circumstances, for example, due to the unavailability of market value or indication that the market value was inaccurate.

4. Comment: Please review the comments provided by the Commission Staff to Post-Effective Amendment No. 49 to the Registration Statement on Form N-1A (File No. 811-3897) of Putnam U.S. Government Income Trust (“USGIT”), filed with the Commission on March 19, 2018 (the “USGIT 485(a) Amendment”), that relate to USGIT’s principal investment strategies and related risks. To the extent appropriate, please revise the description of the Fund’s principal investment strategies and related risks to reflect those comments.

Response: The Registrant confirms that it has reviewed the Commission Staff’s comments to the USGIT 485(a) Amendment that relate to USGIT’s principal investment strategies and related risks and, to the extent appropriate, has revised the description of the Fund’s principal investment strategies and related risks to reflect those comments.

5. Comment: The Commission Staff notes that the description of risks under the caption “Illiquid markets risk” contemplates Fund investments in below-investment-grade mortgage-backed securities. Please provide supplementally the percentage of net assets that the Fund expects to invest in below-investment grade mortgage-backed securities. Please note that the Commission Staff may have additional comments in light of the Registrant’s response.

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Response: The Registrant notes that Putnam Management currently expects the Fund’s investments in below-investment-grade mortgage-backed securities to represent between 10% and 20% of the Fund’s portfolio. The Registrant further notes that, consistent with a non-fundamental investment policy described in the Fund’s Statement of Additional Information, the Fund will not invest in (a) securities which are not readily marketable, (b) securities restricted as to resale (excluding securities determined by the Trustees of the Fund (or the person designated by the Trustees of the Fund to make such determinations) to be readily marketable), and (c) repurchase agreements maturing in more than seven days, if, as a result, more than 15% of the Fund's net assets (taken at current value) would be invested in securities described in (a), (b) and (c).

Putnam VT Multi-Asset Absolute Return Fund

Fund summary

6. Comment: The Commission Staff observes that the footnote to the table describing the fees and expenses Fund shareholders may pay references Putnam Investment Management, LLC’s (“Putnam Management”) contractual obligation to limit certain fund expenses. Please confirm supplementally whether Putnam Management is permitted to recoup any of the fees or expenses limited pursuant to this arrangement.

Response: The Registrant confirms that Putnam Management is not permitted to recoup any of the fees waived or expenses reimbursed pursuant to its contractual obligation to limit certain fund expenses.

7. Comment: The Commission Staff notes that the description of the Fund’s principal investment strategies on page 3 references investments in emerging market equity securities. Please describe supplementally (and, if appropriate, disclose in the Registration Statement) how the Fund determines whether a country is an “emerging market.”

Response: To determine whether a country is an “emerging market,” the Fund relies on definitions supplied by independent benchmark providers. In the case of equity securities, the Fund would consider “emerging markets” to include any country included in the MSCI Emerging Markets Index. In the case of fixed income securities, the Fund would consider “emerging markets” to include any country included in the JPMorgan Emerging Market Bond Index.

The Registrant notes that the description of the Fund’s principal investment strategies contemplates investments in many different asset classes, including U.S., international, and emerging market equity securities. The Registrant further notes that the Fund is not subject to any investment policy that limits its investments in emerging markets. As a result, the Registrant believes that it is not necessary, and potentially confusing to potential investors, to disclose in the Registration Statement how the Fund determines whether a country is an “emerging market.”

8. Comment: The Commission Staff notes that the description of the Fund’s principal investment strategies on page 3 contemplates investments in equity securities. Please

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confirm supplementally whether the Fund’s investments in equity securities are subject to any restrictions based on the market capitalization of the issuer.

Response: The Registrant confirms that the Fund’s investments in equity securities are not subject to any restrictions based on the market capitalization of the issuer.

9. Comment: The Commission Staff notes that the description of the Fund’s principal investment strategies on page 3 contemplates investments in fixed income securities. Please confirm supplementally whether the Fund’s investments in fixed income securities are subject to any restrictions based on the maturity or duration of those investments.

Response: The Registrant confirms that the Fund’s investments in fixed income securities are not subject to any restrictions based on the maturity or duration of those investments.

10. Comment: Please consider adding a heading for each risk factor discussed under the heading “Risks.”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Registrant’s narrative risk disclosure provided under the heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A.

11. Comment: The Commission Staff notes that the ICE BofAML U.S. Treasury Bill Index plus 500 basis points is the first index listed in the “Average Annual Total Returns” table on page 6. Please consider whether it is appropriate to continue to show the returns of that index in light of the Fund’s principal investment strategies. In addition, please note the Commission Staff’s view that the returns of the broad-based securities market index required by Item 4(b)(2)(iii) of Form N-1A should be listed before the returns of any additional indices shown in the “Average Annual Total Returns” table. Please re-order the indices shown in the table consistent with this view or explain supplementally why the current order is appropriate.

Response: The Registrant believes that it continues to be appropriate to include the returns of the ICE BofAML U.S. Treasury Bill Index plus 500 basis points in the Fund’s “Average Annual Total Returns” table because it is representative of the Fund’s expected risk/return profile. In the 485(b) Amendment, the Registrant has re-ordered the indices shown in the table to list the returns of the Bloomberg Barclays U.S. Aggregate Bond Index and the S&P 500 Index before the returns of the ICE BofAML U.S. Treasury Bill Index and the ICE BofAML U.S. Treasury Bill Index plus 500 basis points. In addition, the Registrant has revised the footnotes to the performance table to include a description of the ICE BofAML U.S. Treasury Bill Index.

What are the fund’s main investment strategies and related risks?

12. Comment: The Commission Staff notes that the description of the Fund’s “absolute return” strategy on pages 7 and 8 uses the term “fund” to refer both to the Fund and to mutual funds generally. Please consider revising the disclosure to avoid confusion.

Response: The Registrant has revised the disclosure as requested.

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13. Comment: Under the caption “Foreign investments” on page 14, please consider disclosing the risk that foreign securities may trade on markets that are open for trading at times when U.S. markets are closed for trading, which may lead to stale securities prices.

Response: The requested change has been made.

14. Comment: Please review the derivative risks disclosure under the caption “Derivatives” on page 14 and confirm that the discussion is appropriately tailored to the risks associated with the types of derivatives the Fund intends to use as part of its principal investment strategies.

Response: The Registrant has reviewed and revised the derivatives risk disclosure under the section “What are the fund's main investment strategies and related risks? – Derivatives.” The Registrant believes that the disclosure is appropriately tailored to the risks associated with the types of derivatives the Fund intends to use as part of its principal investment strategies.

15. Comment: The fourth paragraph under the heading “Derivatives” states that a liquid secondary market may not always exist for the Fund’s derivatives positions and that many over-the-counter instruments will not be liquid. Please confirm supplementally that the Fund will invest no more than 15% of net assets in illiquid securities.

Response: The Registrant confirms that, consistent with a non-fundamental investment policy described in the Fund’s Statement of Additional Information, the Fund will not invest in (a) securities which are not readily marketable, (b) securities restricted as to resale (excluding securities determined by the Trustees of the Fund (or the person designated by the Trustees of the Fund to make such determinations) to be readily marketable), and (c) repurchase agreements maturing in more than seven days, if, as a result, more than 15% of the Fund's net assets (taken at current value) would be invested in securities described in (a), (b) and (c).

16. Comment: In light of the Fund’s portfolio turnover rate in its most recent fiscal year, please consider adding disclosure regarding the Fund’s use of active trading strategies to the description of the Fund’s principal investment strategies and principal risks.

Response: The Registrant notes that the description of the Fund’s principal investment strategies under the heading “Investments” in the “Fund summary” section states that the Fund pursues an alpha strategy, which “involves the potential use of active trading strategies designed to provide additional total return through active security selection, tactical asset allocation, currency transactions and options transactions.” The Registrant further notes that the description of the Fund’s principal risks under the heading “Risks” in the “Fund summary” section notes that “[o]ur alpha strategy may lose money or not earn a return sufficient to cover associated trading and other costs.” The Registrant believes that these disclosures appropriately describe the Fund’s use of active trading strategies and the potential associated risks to investors.

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Putnam VT Sustainable Future Fund and Putnam VT Sustainable Leaders Fund

General

17. Comment: Please review the comments provided by the Commission Staff to Post-Effective Amendment No. 193 to the Registration Statement on Form N-1A (File No. 811-07237) of Putnam Sustainable Future Fund (“SFF”), filed with the Commission on January 18, 2018 (the “SFF 485(a) Amendment”) and to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A (File No. 811-06128) of Putnam Sustainable Leaders Fund (“SLF”), filed with the Commission on January 18, 2018 (the “SLF 485(a) Amendment”).

To the extent appropriate, please reflect those comments in revised disclosure for Putnam VT Sustainable Future Fund and Putnam VT Sustainable Leaders Fund, respectively, in the 485(b) Amendment.

Response: The Registrant confirms that it has reviewed the Commission Staff’s comments to the SFF 485(a) Amendment and the SLF 485(a) Amendment and, to the extent appropriate, has reflected those comments in revised disclosure for Putnam VT Sustainable Future Fund and Putnam VT Sustainable Leaders Fund, respectively, in the 485(b) Amendment.

Fund summary

18. Comment: The Commission Staff views “sustainable” as an investment type, subject to Rule 35d-1 (“Rule 35d-1”) under the Investment Company Act of 1940, as amended (the “1940 Act”) and not an investment strategy. Accordingly, the Commission Staff believes that, pursuant to Rule 35d-1, the use of the term “sustainable” in each Fund’s name requires that Fund to have a policy to invest, under normal circumstances, at least 80% of its net assets in “sustainable” investments. For each Fund, please revise the disclosure under the heading “Investments” to include such a Rule 35d-1 policy, including the objective criteria the Fund will use when determining whether an investment will be counted for purposes of the policy.

Please note that the Commission Staff disagrees with the position taken by SFF and SLF in their responses to the Commission Staff’s similar comments to the SFF 485(a) Amendment and SLF 485(a) Amendment that the term “sustainable” as used in SFF’s and SLF’s name suggests an investment strategy rather than a type of security and, therefore, that SFF and SLF are not required to adopt a Rule 35d-1 policy with respect to the term “sustainable.” However, the Registrant may provide any additional information in support of the Registrant’s position that “sustainable” suggests an investment strategy and not an investment type.

Response: The Registrant is aware of the Commission Staff’s position but believes that the term “sustainable” as used in each Fund’s name suggests an investment strategy rather than an investment type and, therefore, that the Funds are not required to adopt a Rule 35d-1 policy with respect to the term “sustainable.” The Registrant believes that this view is consistent with the adopting release for Rule 35d-1 (Investment Company Names, Inv. Co. Act Release No. 24828 (January 17, 2001)) (the “Adopting Release”) and the Staff’s 2001 “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” (the “FAQ”). In the Adopting Release, the Commission stated that Rule 35d-1 does not apply to fund names that incorporate terms such as “growth and “value” since these terms “connote

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types of investment strategies as opposed to types of investments.” Similarly, in the FAQ, the Commission Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment. . . . Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.”

In the Registrant’s view, the term “sustainable” as used in the Funds’ names suggests an investment strategy. Each Fund uses an integrated investment process that combines multiple factors, including sustainability, other fundamental factors, and valuation, in determining whether to invest in a company. The Funds do not “screen in” or “screen out” any companies based on quantitative metrics; instead, each Fund considers sustainable factors equally with other fundamental factors and valuation in the context of industry and geographic developments, as part of an investment strategy designed by Putnam Management to identify investments that will help the Fund achieve its investment objective of long-term capital appreciation. As described in revised prospectus disclosure in the 485(b) Amendment, Putnam VT Sustainable Future Fund focuses on investments in companies whose products and services may provide solutions that directly impact sustainable environmental, social and economic development, along with strong fundamentals, because Putnam Management, the Fund’s investment adviser, believes that companies with these characteristics also often demonstrate strong financial growth and profitability. Similarly, Putnam VT Sustainable Leaders Fund focuses on investments in companies that exhibit a commitment to sustainable business practices, along with strong fundamentals, because Putnam Management, the Fund’s investment adviser, believes that companies with these characteristics also often exhibit more profitable, durable financial returns with lower risk profiles.

It is worth noting that the Funds’ investment approach of considering environmental, social and governance factors equally with other fundamental factors and valuation when evaluating potential investments stands in contrast with certain ESG funds that simply apply negative screening criteria. An ESG fund that employs a negative screening approach is potentially more compatible with an objective process for identifying and tracking companies that adhere to that fund’s investment criteria.

The Registrant also notes that the Commission has recognized that disclosure relating to “sustainability” covers a “range of topics, including climate change, resource scarcity, corporate social responsibility, and good corporate citizenship.” See Business and Financial Disclosure Required by Regulation S-K (SEC Concept Release, Release No. 33-10064 (April 13, 2016)) (the “Concept Release”). The Commission did not attempt to define “sustainability” in the Concept Release or suggest that a category of “sustainable” issuers existed, which the Registrant considers to be consistent with its view that “sustainable” does not suggest a type of investment.

Finally, the Registrant notes that it is aware of a number of other mutual funds with the term “sustainable” or “sustainability” in their name that have not adopted a Rule 35d-1 policy with respect to that term. In light of the foregoing, the Registrant respectfully declines the Commission Staff’s request for the Funds to adopt a Rule 35d-1 policy with respect to the term “sustainable.”

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While the Funds will not adopt a Rule 35d-1 policy with respect to the term “sustainable,” the Registrant is cognizant that pursuant to Section 35(d) of the 1940 Act the Funds’ names may not be materially deceptive or misleading and plans to implement each Fund’s investment strategy accordingly. The Registrant believes that, in light of the description of the Funds’ investment strategies and related risks as revised in the 485(b) Amendment, neither Fund’s name would lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments.

19. Comment: With respect to Putnam VT Sustainable Leaders Fund, please consider disclosing additional information about what is meant by the phrase “demonstrated commitment to sustainable business practices” in the description of the Fund’s principal investment strategies.

Response: The Registrant notes that additional information about how the Fund determines whether a company has a demonstrated commitment to sustainable business practices is provided in the section “What are the fund’s main investment strategies and related risks?—Sustainable business practices” in the 485(b) Amendment. This disclosure includes a discussion of the environmental, social and governance factors that the Fund considers when evaluating a company’s business practices, as well as examples of the measures a company may take to demonstrate a commitment to sustainability in those areas. The Registrant believes that the disclosure, as revised, is an appropriate description of how the Fund evaluates whether a company has a demonstrated commitment to sustainable business practices.

20. Comment: Pursuant to the requirements of Item 5(b) of Form N-1A, please confirm supplementally that Stephanie Henderson, as Assistant portfolio manager to the Funds, is jointly and primarily responsible for the day-to-day management of each Fund’s portfolio or remove her from the sections “Fund Summary—Your fund’s management” and “Who oversees and manages the fund?—The fund’s investment manager—Portfolio managers.”

Response: The Registrant confirms that Stephanie Henderson, as Assistant portfolio manager to the Funds, is jointly and primarily responsible for the day-to-day management of each Fund’s portfolio.

Statement of Additional Information – All Funds

21. Comment: Under the heading “Bank Loans” in the section “MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS,” please consider adding disclosure clarifying that bank loans may be subject to greater settlement risks and that such settlement may take longer than seven days. Additionally, please consider addressing how the Registrant may meet any short-term liquidity needs that may result as an impact of a longer settlement period for bank loans. Please also note that these investments may not be considered “securities” and therefore may not have the protections afforded by the federal securities laws.

Response: The requested changes have been made.

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I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
James M. Forbes, Esq., Ropes & Gray LLP

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